Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2025

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2025, compared to the three-month period ended February 29, 2024. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 8, 2025, was approved by our Audit Committee on April 8, 2025, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2025 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2024.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA®, EGRIFTA SV®, and EGRIFTA WRTM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. EGRIFTA® and EGRIFTA SV® are registered trademarks, and EGRIFTA WRTM is a trademark of Theratechnologies. Trogarzo® is a registered trademark of TaiMed Biologics Inc. (“TaiMed”) under exclusive license to us for use in the United States of America and Canada.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results,

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our revenue guidance and Adjusted EBITDA guidance for Fiscal 2025; our expectations regarding the commercialization of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and to meet our financial guidance; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States; the timelines related to the commercial availability of EGRIFTA WRTM; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States and our success in obtaining reimbursement coverage for EGRIFTA WRTM; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our ability to protect and maintain our intellectual property rights in tesamorelin; our capacity to meet the undertakings, covenants and obligations contained in the credit agreement entered into with TD Bank (the “TD Credit Agreement”) and Investissement Québec credit agreement (the “IQ Credit Agreement”) and not be in default thereunder, including the Loan Agreement Adjusted EBITDA; our capacity and ability to timely obtain the approval from Health Canada of donidalorsen and olezarsen; our capacity to find a partner to pursue the development of the SORT1+ TechnologyTM platform; our capacity to control expenses to achieve a positive Adjusted EBITDA to meet our guidance for Fiscal 2025; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that: sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States will increase over time; all items required to have EGRIFTA WRTM commercially available to patients in July 2025 will be completed in due time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States; there will not be the imposition of any tariffs by the U.S government on pharmaceutical products imported from Canada; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; no vaccine or cure will be found for the prevention or eradication of HIV; we will not default under the terms and conditions of the TD Credit Agreement and IQ Credit Agreement; the interest rate on the

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

amount borrowed under the TD Credit Agreement and IQ Credit Agreement will not materially vary upwards; the Corporation will continue as a going concern; we will find a partner to pursue the development of sudocetaxel zendusortide and/or our SORT1+ TechnologyTM platform; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this MD&A; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the Company’s ability and capacity to grow the sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States; the Company’s ability and capacity to provide pharmacies with EGRIFTA WRTM by July 2025; the Company’s ability to obtain reimbursement coverage for EGRIFTA WRTM; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; events that could disrupt the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the TD Credit Agreement and the IQ Credit Agreement resulting in an event of default and entitling the lender to foreclose on all of our assets; the occurrence of events changing the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Form 20-F dated February 26, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings for a description of additional risks faced by our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this MD&A includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, impairment loss on intangible assets, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

The calculation of the “Adjusted EBITDA” in this MD&A is different from the calculation of the Adjusted EBITDA under the TD Credit Agreement (the “TD Adjusted EBITDA”) and IQ Credit Agreement (the “IQ Adjusted EBITDA”) for the purpose of complying with the covenants therein. The TD Adjusted EBITDA and the IQ Adjusted EBITDA are sometimes collectively referred to as the “Loan Agreement Adjusted EBITDA”.

BUSINESS OVERVIEW

We are a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Our business strategy is to grow revenues and to achieve a positive Adjusted EBITDA from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with our commercialization know-how.

OUR MEDICINES

We currently have two approved and commercialized products in the United States: EGRIFTA SV® and Trogarzo®.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019, and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States and is indicated for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficient virus type 1(“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant (“MDR”) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was made commercially available in the United States in April 2018 and was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is administered every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

OUR PIPELINE

Our pipeline of investigational medicines relies mostly on getting the approval in Canada of the two recently in-licensed products from Ionis Pharmaceuticals, Inc. (“Ionis”): Donidalorsen and Olezarsen. See “Recent Highlights—Exclusive Licensing Agreement with Ionis to Commercialize Olezarsen and Donidalorsen in Canada” below. We also rely on our SORT1+ oncology platformTM to generate long-term value, provided that we secure a partnership with a third party to pursue the development of this platform. Finally, we have focused on the life-cycle management of tesamorelin in lipodystrophy.

Lifecycle Management of Tesamorelin in Lipodystrophy

F8 Formulation

On September 25, 2023, the Corporation announced the filing of a sBLA with the FDA seeking the approval of a new formulation of tesamorelin for use in lipodystrophy (the “F8 Formulation”). On January 23, 2024, the Company received a complete response letter (“CRL”) from the FDA. The questions outlined in the CRL were largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. Theratechnologies resubmitted the file on November 26, 2024 and the FDA granted the Company approval for the F8 Formulation on March 25, 2025 (see “Recent Highlights” below).

The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®. The Company plans to withdraw EGRIFTA SV® from the market once all patients have transitioned to the F8 Formulaton. We anticipate EGRIFTA WRTM to be available in pharmacies in July and a complete phase out of EGRIFTA SV® approximately 9 months thereafter, with most patients being transitioned within six months of commercial availability. The F8 Formulation can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration than EGRIFTA SV®. The F8 Formulation has the distinct advantage of requiring a single reconstitution per seven days of daily therapy.

Sudocetaxel Zendusortide

Phase 1 Clinical Trial

On December 8, 2024, the Company announced data from Part 3 (dose optimization, weekly dosing schedule) of its ongoing Phase 1b trial of sudocetaxel zendusortide (TH1902) – the Company’s lead investigational peptide drug conjugate (PDC) – in patients with advanced ovarian cancer. Based on results demonstrating favorable tolerability and signals of efficacy, the Medical Review Committee, which includes study investigators and external experts, has unanimously recommended continued evaluation and exploration of higher doses.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

A total of 13 patients with advanced ovarian cancer who progressed despite prior platinum-based and taxane chemotherapy were enrolled in two Arms in Part 3 of the Phase 1b trial. Seven patients were enrolled in Arm A and received a 1.75-mg/kg/week dose of sudocetaxel zendusortide on a weekly infusion, three-weeks-on/one-week-off schedule every 28 days. The six patients enrolled in Arm B received a 2.5-mg/kg/week dose on the same schedule.

Investigators observed no dose-limiting toxicities in either arm. Although there were no responses observed in the five Arm A participants that comprised the per-protocol (“PP”) set, there was encouraging evidence of activity observed in three of the six patients enrolled in the Arm B PP set, including one patient with a complete resolution of a liver lesion. Those three Arm B patients also experienced significant reductions in the CA-125 ovarian tumor marker as well as significant tumor shrinkage, including two patients with more than a 25% reduction in tumor size. Additionally, Arm B participants in the PP set received a mean of 10.25 weeks of treatment compared to a mean of 7.6 weeks of treatment in patients treated on Arm A. All patients in Arm B received at least two cycles of treatment, with some completing up to four cycles (on-treatment range: 4-18 weeks).

The Company received permission from the FDA in 2023 to amend the initial Phase 1b clinical trial protocol based on results from Parts 1 and 2, which utilized every-3-week dosing. For Part 3, the protocol was amended to explore dosing weekly for three weeks, followed by a one-week break and shifted the focus to patients with ovarian cancer. At the 2024 American Society of Clinical Oncology (“ASCO”) annual meeting earlier this year, Theratechnologies presented an updated analysis from Parts 1 and 2 of the study, in which sudocetaxel zendusortide induced durable disease stabilization (up to 45 weeks) lasting beyond treatment completion in several patients with a variety of solid tumors. The ASCO presentation also highlighted early signals of efficacy observed in female cancers (ovarian cancer, endometrial cancer, triple-negative breast cancer [TNBC]), as well as a manageable safety profile when sudocetaxel zendusortide was dosed at 300mg/m2 given once every 3 weeks with few Grade 3 adverse events (AEs).

Consistent with the Company’s objective of generating a positive Adjusted EBITDA on a quarterly basis, any new investments in sudocetaxel zendusortide will be stage-gated. Theratechnologies is currently reaching out to pharmaceutical companies to partner the development of sudocetaxel zendusortide once the Phase 1 clinical trial will have been completed.

Recent Highlights:

FDA Approval for EGRIFTA WR™ (Tesamorelin F8) to Treat Excess Visceral Abdominal Fat in Adults with HIV and Lipodystrophy

On March 25, 2025, the Company announced it received approval from the FDA of its sBLA for the F8 Formulation. The Company will commercialize the new formulation under the tradename EGRIFTA WR™.

Tesamorelin for injection is the only medication approved in the U.S. for the reduction of excess abdominal fat in adults with HIV who have lipodystrophy. The new formulation, EGRIFTA WR™, is a daily injectable but only needs weekly reconstitution. It requires less than half the administration volume as the current F4 formulation, sold in the U.S. as EGRIFTA SV®, which is reconstituted daily.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

EGRIFTA WR™ will be supplied as four single-patient-use vials, each containing 11.6 mg of tesamorelin, sufficient for seven doses. The daily dose is 1.28 mg (0.16 mL of the reconstituted solution) injected subcutaneously. The product can be stored at room temperature (20° to 25° C [68° to 77° F]) before and after reconstitution.

Remediation to Temporary Supply Disruption for EGRIFTA SV®

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in 2024 following an inspection by the FDA. The manufacturer has resumed manufacturing of EGRIFTA SV® in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS and the PDUFA goal date has been set to April 18, 2025.

Upon resuming distribution of EGRIFTA SV® to its distributor on February 14, 2025, the Company received large orders until the end of its first quarter to rebuild inventories at both McKesson and in our specialty pharmacy network, with some pharmacies ordering larger than usual quantities. This will result in a longer drawdown than usual, and should have an impact on Q2 revenues while pharmacy inventories revert to normal levels. Considering that patients were off treatment for 6 to 7 weeks, we estimate that the drug shortage will have a one-time impact of $10 to $12 million on revenues for the 2025 fiscal year.

Approval of Prior Approval Supplement for EGRIFTA SV® sBLA by the FDA

On April 7, 2025, the Company announced the FDA approved the Company’s PAS for EGRIFTA SV®. Approval of the PAS removes any regulatory requirement for discretionary product release, thereby allowing Theratechnologies to resume regular distribution of EGRIFTA SV®.

Exclusive Licensing Agreement with Ionis to Commercialize Olezarsen and Donidalorsen in Canada

On December 3, 2024, the Company entered into an agreement with Ionis to license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, the Company receives exclusive rights in Canada to commercialize olezarsen, which is being evaluated for familial chylomicronemia syndrome (FCS) and severe hypertriglyceridemia (sHTG), and donidalorsen, which is being evaluated for the treatment of hereditary angioedema (HAE).

The Company paid $10,000,000 on December 5, 2024 upon execution of the agreement, which cash equivalent was held in escrow at November 30, 2024 from IQ. The Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750,000), annual sales targets at three different tiers (up to $7,000,000) for

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

donidalorsen only. In addition, Ionis will also be entitled to receive tiered double-digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years.

The Company will be responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be manufacturing and supplying both products to Theratechnologies and has granted the Company a right to manufacture both products in certain limited circumstances.

The term of the licensing agreement with Ionis will continue until the Company permanently ceases commercializing all licensed products in Canada, or unless earlier terminated in accordance with customary termination provisions for transactions of this like-nature.

Presentations at the 2025 Conference on Retroviruses and Opportunistic Infections (CROI)

Study Demonstrates Excess Visceral Abdominal Fat Drives Cardiovascular Risk

In a poster presentation at the 2025 CROI conference in March 2025, investigators from the Visceral Adiposity Measurement and Observation Study (VAMOS) characterized BMI as a poor independent surrogate for excess visceral adiposity and CV risk in PWH, particularly given the high CV risk observed in study participants with a normal or overweight BMI (“low BMI”) but high levels of EVAF. The investigators previously reported that EVAF is one of several risk factors that contribute to heightened CV risk in PWH who are on modern antiretroviral therapy (ART) regimens.

Presentation of Data from the PROMISE-US Trial of Ibalizumab

In a poster session at the 2025 CROI Conference in March 2025, investigators from the Prospective Observational Study of Multidrug-Resistant Patient Outcomes with and without Ibalizumab in a Real-World Setting: United States (PROMISE-US) reported that patients treated with regimens containing ibalizumab achieved undetectable HIV viral load levels at similar rates as those receiving non-ibalizumab-containing regimens, despite displaying characteristics indicative of more severe HIV disease at baseline.

2025 Revenue and Adjusted EBITDA Guidance

As a result of the supply disruption of EGRIFTA SV® during the first quarter of 2025 described above (see “Recent Highlights - Remediation to Temporary Supply Disruption for EGRIFTA SV®”) resulting in a one-time loss of 6 to 7 weeks of sales ($10 to $12 million), and taking into account the approval of EGRIFTA WR™, we estimate FY2025 revenue to be in the range of $80 million to $83 million while we anticipate Adjusted EBITDA, a non-IFRS measure, to be between $10 and $12 million for the same period.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

First-Quarter 2025 Revenues

(in thousands of U.S. dollars)

	Three Months Ended		Change
	February 28, 2025	February 29, 2024
EGRIFTA SV® net sales	13,880	9,586	44.8%
Trogarzo® net sales	5,167	6,661	(22.4%)

Revenue	19,047	16,247	17.2%

First Quarter Fiscal 2025 Financial Results

Revenue

Consolidated revenue for the three months ended February 28, 2025, amounted to $19,047,000 compared to $16,247,000 for the same period last year, representing an increase of 17.2%.

For the first quarter of Fiscal 2025, sales of EGRIFTA SV® reached $13,880,000 compared to $9,586,000 in the first quarter of the prior year, representing an increase of 44.8%. Higher sales of EGRIFTA SV® were mostly the result of higher unit sales (+24.0%), a higher selling price (+6.7%) and the remainder of the difference is explained by lower government chargebacks, rebates and others. The increase in unit sales of EGRIFTA SV® in 2025 were mostly due to the rebuilding of distributor and pharmacy inventories following the supply disruption of EGRIFTA SV® in the first quarter of 2025. On February 13, 2025, the FDA authorized the release of two batches of EGRIFTA SV® and the Company recorded sales of EGRIFTA SV® during the last two weeks of February 2025. In the first quarter of 2024 sales of EGRIFTA SV® were negatively affected by inventory drawdowns at the specialty pharmacy level.

In the first quarter of Fiscal 2025, Trogarzo® sales amounted to $5,167,000 compared to $6,661,000 for the same quarter of 2024, representing a decrease of 22.4%. Lower sales of Trogarzo were mostly due to lower unit sales (-17.5%), which were offset by a higher selling price (+2.9%). The remainder of the decrease is explained by higher government rebates, chargebacks and others. Trogarzo® unit sales in the first quarter of 2025 were down mostly as a result of the entry of new competitors in the market in the past few years.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Cost of Goods Sold

In the first quarter of Fiscal 2025, cost of goods sold was $3,483,000 compared to $5,284,000 for the same period in Fiscal 2024.

	Three months ended February
	Feb. 28, 2025		Feb. 29 2024
	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	808	5.8%	1,887	19.7%
Trogarzo®	2,675	51.8%	3,397	51.0%

Total	3,483	18.3%	5,284	32.5%

For the three-month period ended February 28, 2025, EGRIFTA SV® cost of goods sold was reduced by the reversal of an inventory provision ($713,000) related to the manufacturing of batches of F8 Formulation recorded prior to approval of the F8 Formulation by the FDA. In the first quarter of 2024, cost of goods sold was increased by this inventory provision ($837,000). The percentage of revenue for EGRIFTA SV® excluding these provision changes is comparable for the first quarter of 2025 and 2024. Trogarzo® cost of goods sold is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three-month period ended February 28, 2025 amounted to $2,969,000 compared to $3,752,000 in the comparable period of Fiscal 2024, a decrease of 21.2%. The decrease during the first quarter of Fiscal 2025 was largely due to lower spending on life-cycle management projects as well as lower activity in our oncology program, as well as the recognition of non-refundable federal tax credits.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

R&D expenses

(in thousands of dollars)

	Three months ended
	Feb. 28 2025	Feb. 29 2024	% change
Oncology
Laboratory research and personnel	32	333	-90%
Pharmaceutical product development	48	113	-58%
Phase 1 clinical trial	85	389	-78%
Medical projects and education	206	226	-9%
Salaries, benefits and expenses	1,442	1,343	8%
Regulatory activities	457	431	6%
Trogarzo® IM formulation	—	20	-100%
Tesamorelin formulation development	572	604	-5%
F8 human factor studies	(10)	2	-%
European activities	11	2	450%
Travel, consultants, patents, options, others	320	303	2%
Restructuring costs	—	18	-100%
Tax credits	(194)	(32)	506%

Total	2,969	3,752	-21%

Selling Expenses

Selling expenses in the three-month period ended February 28, 2025, amounted to $6,470,000 compared to $5,701,000 in the comparable period of Fiscal 2024 or an increase of 13.5%. Higher selling expenses are mostly due to higher compensation expense versus last year, due to lower vacancies and hiring related to market preparation for the Ionis in-licensed products.

General and Administrative Expenses

General and administrative expenses in the first quarter of Fiscal 2025 amounted to $4,230,000, compared to $3,756,000 reported in the same period of Fiscal 2024, representing an increase of 12.6%. The increase is a result of higher compensation expenses and professional fees.

Net Finance Costs

Net finance costs for the three-month period ended February 28, 2025, were $1,471,000 compared to $2,125,000 in the same period last year. The decrease in net finance cost is mostly due to lower interest expense on long-term debt ($1,268,000) and lower accretion expense, write-off and amortization of deferred financing costs ($255,000). These declines

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

in finance costs were offset by a loss on financial instruments carried at fair value ($450,000) and by lower interest income ($563,000). Interest on long-term debt was $1,006,000 in the first quarter of 2025, compared to $2,274,000 in 2024, reflecting the lower interest rates and lower long-term debt outstanding on the Company’s new credit facilities.

Adjusted EBITDA

Adjusted EBITDA was $2,321,000 for the first quarter of fiscal 2025 compared to $(247,000) for the same period of 2024. The improvement is mainly due to the higher revenue in the first quarter of 2025. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Profit (loss) for the relevant periods.

Income Tax Expense

Income tax expense amounted to $307,000, versus $110,000 in the same period last year. The increase in the first quarter of 2025 over the same period of 2024 is attributable to the higher net fiscal income generated by our operations. The Company recorded Canadian federal non-refundable tax credits in the three-month period ended February 28, 2025 ($194,000) against research and development expenses, which largely offsets the Canadian federal income tax payable.

Net Profit

Taking into account the revenue and expense variations described above, we recorded a net profit of $117,000, or $0.00 per share, in the first quarter of Fiscal 2025, as compared to a loss of $4,481,000, or a loss of $0.10 per share, recorded in the first quarter of Fiscal 2024.

Financial Position, Liquidity and Capital Resources

Liquidity and future operations

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of these interim financial statements, the Company expects that its existing cash and cash equivalents as of February 28, 2025, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of these interim financial statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from these first quarter interim financial statements.

For the three-month period ended February 28, 2025, the Company generated a net profit of $117,000 (2024- net loss of $4,481,000) and had negative cash flows from operating activities of $9,744,000 (2024- $1,708,000). As at February 28, 2025, cash amounted to $3,905,000, working capital (current assets less current liabilities) amounted to $2,668,000 and the accumulated deficit was $416,770,000. The Company’s ability to

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the US Food and Drug Administration. The manufacturer has resumed manufacturing of EGRIFTA SV®, in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024.

On February 13, 2025, the FDA, via its Drug Shortage Staff (DSS), indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® while the review of the PAS is ongoing, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of patient supply. Distribution of the product has resumed on February 14, 2025. The Company has already manufactured two additional batches, and a new batch is currently scheduled for production in July 2025.

On March 25, 2025, the FDA has approved the Company’s supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin for injection. The Company will commercialize the new formulation under the tradename EGRIFTA WR™. The Company plans to launch EGRIFTA WR™ in the third quarter of 2025.

On April 7, 2025, the FDA approved the PAS, allowing the Company to continue releasing EGRIFTA SV® to the market without further authorization from the FDA.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from February 28, 2025 involves significant judgement and is dependent on continued generation of revenues including a timely transition from EGRIFTA SV® to EGRIFTA WR™ in order to be able to meet the Adjusted EBITDA covenants.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Analysis of cash flows

We ended the first quarter of fiscal 2025 with $4,548,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended February 28, 2025, cash generated by operating activities before changes in operating assets and liabilities improved to $2,457,000, compared to a use of $3,129,000 in the comparable period of Fiscal 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

In the first quarter of fiscal 2025, changes in operating assets and liabilities had a negative impact on cash flow of $12,201,000 (2024-positive impact of $1,421,000). These changes included a negative impact from higher accounts receivable ($6,773,000), mostly due to the concentration of EGRIFTA SV® sales in the last two weeks of the quarter. Also having a negative impact were lower accounts payable ($3,948,000), higher prepaid expenses and deposits ($804,000) and higher inventories ($1,580,000). These changes were offset by positive impacts from higher provisions ($870,000).

During the first quarter of 2025, cash used by operating activities amounted to $9,744,000, compared to cash provided by operating of $1,708,000 in the first quarter of 2024.

During the first quarter of 2025, cash provided by financing activities was $4,665,000, which included proceeds from the issuance of long-term debt of $5,000,000 from the Revolver, while investing activities used $6,902,000, and included a $10,000,000 upfront payment to Ionis, while the sale of bonds and money market funds generated proceeds of $3,202,000.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the Company’s last 8 fiscal quarters.

(in thousands of dollars, except per share amounts)

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	19,047	25,002	22,600	22,017	16,247	23,452	20,855	17,549
Operating expenses
Cost of goods sold	3,483	6,096	4,521	4,547	5,284	5,066	4,967	4,909
R&D	2,969	5,884	2,612	4,725	3,752	5,229	5,396	10,389
Selling	6,470	7,044	6,307	6,367	5,701	6,748	6,728	6,479
General and administrative	4,230	5,059	2,947	3,090	3,756	3,739	3,710	3,716

Total operating expenses	17,152	24,083	16,387	18,729	18,493	20,782	20,801	25,493
Net finance costs	(1,471)	(7,801)	(2,366)	(2,183)	(2,125)	(5,005)	(674)	(1,943)
Income taxes	(307)	(1,021)	(756)	(118)	(110)	(73)	(126)	(126)

Net profit (loss)	117	(7,903)	3,091	987	(4,481)	(2,408)	(746)	(10,013)

Basic and diluted earnings (loss) per share	0.00	(0.16)	0.06	0.02	(0.10)	(0.08)	(0.03)	(0.40)

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Factors Affecting the Variability of Financial Results

There are quarter-over-quarter variations in revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Lower cost of goods sold in the first quarter of 2025 is due to the reversal of a provision ($713,000) related to the manufacturing of the F8 Formulation.

Lower expenses in Fiscal 2024 were associated with the overall stated strategy of focusing on our commercial operations and generating a positive Adjusted EBITDA.

R&D expenses were higher in Q4 2024 due to the impairment loss on intangible assets related to our oncology program ($3,488,000). G&A expenses were also higher in Q4 2024 because of higher stock-based compensation expense.

The increase in general and administrative expenses in Q4 2024 is mainly due to higher stock-based compensation expense.

In the fourth quarter of Fiscal 2024, higher finance costs were related to the termination of the Loan Facility.

The increase in cost of goods sold in Q2 2023 as a percentage of revenue was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation.

The higher R&D expenses in Q2 2023 was due to a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we use it in our clinical program

Recent Changes in Accounting Standards

Standards issued but not yet effective

Refer to Note 2 of the Interim Financial Statements for changes in accounting policies, new standards adopted and standards issued but not yet effective.

Outstanding Securities Data

As at April 8, 2025, the number of common shares issued and outstanding was 45,980,019. We also had 5,000,000 Marathon Warrants issued and outstanding, exercisable into 1,250,000 common shares, 5,643,759 options granted under our stock option plan and 3,381,816 Exchangeable Subscription Receipts.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 28, 2025, other than the potential milestones and royalties payable to Ionis. (Refer to Recent Highlights - Exclusive Licensing Agreement with Ionis to Commercialize Olezarsen and Donidalorsen in Canada).

Internal Control

There was no change in the Company’s internal control over financial reporting, or (“ICFR”), that occurred during the period beginning on December 1, 2024, and ending on February 28, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended February
	28, 2025	29, 2024
Net profit (loss)	117	(4,481)
Add :
Depreciation and amortization[1]	491	517
Net Finance costs[2]	1,471	2,125
Income taxes	307	110
Restructuring costs	—	18
Inventory provision[3]	(713)	837
Share-based compensation	648	627

Adjusted EBITDA	2,321	(247)

[1]	Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.
[2]

Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense, write-off and amortization of deferred financing costs, interest expense, gain or loss on financial instruments carried at fair value and loss on debt modifications and repayment and gain on lease termination and other.

[3]	Inventory provision pending marketing approval of the F8 Formulation in Q1 2024 and reversal of such provision in Q1 2025 following approval of the F8 Formulation on March 25, 2025.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8